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SEP 0 7 2007
209

September 7, 2007

SUPPL

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's Notification of Board Meeting, dated July 19, 2007, and submitted to The Hong Kong Stock Exchange Limited on July 19, 2007.

2. The Company's Poll Results of Annual General Meeting Held on July 20, 2007, dated July 20, 2007, regarding voting on certain resolutions, and submitted to The Hong Kong Stock Exchange Limited on July 20, 2007.



3. The Company's 2007/2008 First Quarter Results Announcement, dated August 1, 2007, regarding the Company's first quarterly results, and submitted to The Hong Kong Stock Exchange Limited on August 2, 2007.

4. The Company's Appointment of Independent Non-Executive Director, dated August 2, 2007, and submitted to The Hong Kong Stock Exchange Limited on August 2, 2007.

5. The Company's Announcement, dated August 7, 2007, regarding the Company's discussion with an independent third party in relation to a proposed acquisition of Packard Bell, and submitted to The Hong Kong Stock Exchange Limited on August 7, 2007.

dlw 9/19

6. The Company's Forms SC1, dated June 20, July 3, July 20, August 7 and August 21, 2007, respectively, and submitted to The Hong Kong Companies Registry on June 28, July 13, July 25, August 13, and August 28, 2007, respectively.

7. The Company's Forms D2A and D3, both dated August 2, 2007 and both submitted to The Hong Kong Companies Registry on August 8, 2007.

8. The Company's Forms AR1, AC1 and AC2, each dated August 27, 2007 and each submitted to The Hong Kong Companies Registry on August 28, 2007.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,



Jake Molland

JM:mmm

Enclosures

cc: Lenovo Group Limited

lenovo 联想

# Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 0992)**

## NOTIFICATION OF BOARD MEETING

Please be informed that a board of directors' meeting of Lenovo Group Limited (the "Company") will be held in San Francisco, USA on Wednesday, August 1, 2007 at 8:00 a.m. (August 1, 2007 at 11:00 p.m., Hone Kong Time) for the purpose of considering and if appropriate approving, *among other things*, the financial results of the Company and its subsidiaries for the three months ended June 30, 2007.



RECEIVED
SEP 07 2007
209


For and on behalf of
**LENOVO GROUP LIMITED**
**Yang Yuanqing**
Chairman

Hong Kong, July 19, 2007

*As at the date of this announcement, the executive directors are Mr. Yang Yuanqing and Mr. William J. Amelio; the non-executive directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Ms. Ma Xuezheng, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate director to Mr. James G. Coulter), Mr. Vince Feng (alternate director to Mr William O. Grabe) and Mr. Daniel A. Carroll (alternate director to Mr. Shan Weijian); and the independent non-executive directors are Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.*



# Lenovo Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 0992)**

## POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON JULY 20, 2007

At the annual general meeting held on July 20, 2007 ("AGM") of Lenovo Group Limited (the "Company"), poll voting was demanded by the Chairman for voting on the proposed resolutions, as set out in the notice of the AGM dated June 27, 2007. All resolutions were passed by shareholders and the poll results are as follows:-

| | Resolutions | Number of votes cast and percentage of total number of votes cast | | Total number of votes cast |
|---|---|---|---|---|
| | | For | Against | |
| 1. | To receive and consider the audited accounts for the year ended March 31, 2007 together with the reports of the directors and auditors thereon. | 6,594,297,133 (100.00%) | 0 (0.00%) | 6,594,297,133 |
| 2. | To declare a final dividend for the issued ordinary shares for the year ended March 31, 2007. | 6,623,920,633 (99.9999%) | 8,000 (0.0001%) | 6,623,928,633 |
| 3(a) | To re-elect Mr. Yang Yuanqing as director. | 6,612,562,633 (100.00%) | 0 (0.00%) | 6,612,562,633 |
| 3(b) | To re-elect Ms. Ma Xuezheng as director. | 6,612,562,633 (100.00%) | 0 (0.00%) | 6,612,562,633 |
| 3(c) | To re-elect Mr. James G. Coulter as director. | 6,535,655,093 (98.84%) | 76,907,540 (1.16%) | 6,612,562,633 |
| 3(d) | To re-elect Mr. William O. Grabe as director. | 6,609,762,633 (99.96%) | 2,800,000 (0.04%) | 6,612,562,633 |
| 3(e). | To authorize the board of directors to fix directors' fees. | 6,612,538,613 (99.83%) | 11,390,020 (0.17%) | 6,623,928,633 |
| 4. | To re-appoint PricewaterhouseCoopers as auditors and authorize the board of directors to fix auditors' remuneration. | 6,623,926,373 (99.99997%) | 2,260 (0.00003%) | 6,623,928,633 |
| 5. | To approve the general mandate for the issue of additional voting ordinary shares of the Company. | 6,130,035,831 (92.72%) | 481,450,802 (7.28%) | 6,611,486,633 |
| 6. | To approve the general mandate for the repurchase of voting ordinary shares of the Company. | 6,623,936,893 (99.9999%) | 7,740 (0.0001%) | 6,623,944,633 |

| 7. | To approve the extension to the general mandate for the issue of voting ordinary shares granted under Resolution 5 to include the repurchased shares. | 6,153,672,311 (93.08%) | 457,840,322 (6.92%) | 6,611,512,633 |
|---|---|---|---|---|

The above resolutions were passed as ordinary resolutions. Shareholders may refer to the circular dated June 27, 2007 for details of some of the resolutions.

As at date of the AGM, the issued voting share capital of the Company comprises (i) 8,556,801,022 ordinary voting shares, which entitled holders thereof to one vote per share; and (ii)2,730,000 convertible preferred shares, which entitled holders thereof to 1,001,834,862 votes. There is no restriction on the shareholders to cast vote on any of the aforesaid resolutions at the AGM. No shareholder was entitled to attend and vote only against the resolutions.

Abacus Share Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the AGM.

By order of the Board
**Yang Yuanqing**
*Chairman*

Hong Kong, July 20, 2007

*As at the date of this announcement, the Executive Directors are Mr. Yang Yuanqing and Mr. William J. Amelio; the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Ms. Ma Xuezheng, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.*



# Lenovo Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 0992)**

# FY2007/08 FIRST QUARTER RESULTS ANNOUNCEMENT

## QUARTERLY RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the three months ended June 30, 2007 together with comparative figures for the corresponding period of last year, as follows:

### CONSOLIDATED INCOME STATEMENT

| | *Note* | **3 months ended June 30, 2007 (unaudited) *US$'000*** | 3 months ended June 30, 2006 (unaudited) *US$'000* |
|---|---|---|---|
| Sales | *2* | **3,926,500** | 3,475,694 |
| Cost of sales | | **(3,341,823)** | (2,978,826) |
| Gross profit | | **584,677** | 496,868 |
| Other income, net | *3* | **2,114** | 5,533 |
| Selling and distribution expenses | | **(274,701)** | (312,322) |
| Administrative expenses | | **(132,081)** | (99,004) |
| Research and development expenses | | **(54,984)** | (51,301) |
| Other operating expenses | | **(44,988)** | (21,503) |
| Operating profit | | **80,037** | 18,271 |
| Finance income | | **5,925** | 4,418 |
| Finance costs | *4* | **(8,034)** | (9,151) |
| Share of (losses)/profits of associated companies | | **(6)** | 1,306 |
| Profit before taxation | *5* | **77,922** | 14,844 |
| Taxation | *6* | **(11,083)** | (9,638) |
| Profit for the period | | **66,839** | 5,206 |
| Profit attributable to: | | | |
| Shareholders of the Company | | **66,839** | 5,206 |
| Minority interests | | **–** | – |
| | | **66,839** | 5,206 |
| Earnings per share | | | |
| – Basic | *8(a)* | **US0.78 cents** | US0.06 cents |
| – Diluted | *8(b)* | **US0.74 cents** | US0.06 cents |

## CONSOLIDATED BALANCE SHEET

| | Note | June 30, 2007 (unaudited) US$'000 | March 31, 2007 (audited) US$'000 |
|---|---|---|---|
| Non-current assets | | | |
| Property, plant and equipment | | 340,806 | 326,058 |
| Prepaid lease payments | | 5,862 | 5,807 |
| Construction-in-progress | | 19,190 | 20,438 |
| Intangible assets | | 1,864,910 | 1,867,689 |
| Investments in associated companies | | 3,931 | 3,908 |
| Deferred tax assets | | 125,428 | 101,551 |
| Available-for-sale financial assets | | 52,859 | 42,938 |
| Other non-current assets | | 25,534 | 20,000 |
| | | 2,438,520 | 2,388,389 |
| Current assets | | | |
| Inventories | | 374,038 | 357,663 |
| Trade receivables | 9(a) | 875,213 | 641,593 |
| Notes receivable | | 212,909 | 190,857 |
| Deposits, prepayments and other receivables | | 820,443 | 784,857 |
| Tax recoverable | | 22,041 | 22,041 |
| Cash and cash equivalents | | 1,507,072 | 1,063,716 |
| | | 3,811,716 | 3,060,727 |
| Total assets | | 6,250,236 | 5,449,116 |
| Share capital | 11 | 28,624 | 28,504 |
| Reserves | | 1,226,498 | 1,105,028 |
| Shareholders' funds | | 1,255,122 | 1,133,532 |
| Minority interests | | 744 | 744 |
| Total equity | | 1,255,866 | 1,134,276 |
| Non-current liabilities | 12 | 825,035 | 789,058 |
| Current liabilities | | | |
| Trade payables | 9(b) | 2,337,130 | 1,977,206 |
| Notes payable | | 37,247 | 49,154 |
| Provisions, accruals and other payables | 10 | 1,597,994 | 1,412,864 |
| Tax payable | | 87,024 | 60,013 |
| Short-term bank loans | | 92,704 | 18,028 |
| Amount payable for marketing rights | | 17,236 | 8,517 |
| | | 4,169,335 | 3,525,782 |
| Total liabilities | | 4,994,370 | 4,314,840 |
| Total equity and liabilities | | 6,250,236 | 5,449,116 |
| Net current liabilities | | 357,619 | 465,055 |
| Total assets less current liabilities | | 2,080,901 | 1,923,334 |

## CONDENSED CONSOLIDATED CASH FLOW STATEMENT

| | 3 months ended June 30, 2007 (unaudited) *US$'000* | 3 months ended June 30, 2006 (unaudited) *US$'000* |
|---|---|---|
| Net cash generated from operating activities | 395,226 | 33,191 |
| Net cash used in investing activities | (62,218) | (36,800) |
| Net cash generated from/(used in) financing activities | 85,860 | (154,563) |
| Increase/(decrease) in cash and cash equivalents | 418,868 | (158,172) |
| Effect of foreign exchange rate changes | 24,488 | 4,803 |
| Cash and cash equivalents at the beginning of the period | 1,063,716 | 1,004,981 |
| Cash and cash equivalents at the end of the period | 1,507,072 | 851,612 |

## CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Share capital *US$'000* | Share premium *US$'000* | Convertible rights in respect of convertible preferred shares and warrants *US$'000* | Exchange reserve *US$'000* | Investment revaluation reserve *US$'000* | Share redemption reserve *US$'000* | Employee share trusts *US$'000* | Share-based compensation reserve *US$'000* | Retained earnings *US$'000* | Minority interests *US$'000* | Total *US$'000* |
|---|---|---|---|---|---|---|---|---|---|---|---|
| At April 1, 2007 | 28,504 | 1,042,579 | 45,979 | (22,756) | 15,078 | 497 | (127,301) | 51,420 | 99,532 | 744 | 1,134,276 |
| Fair value change on available-for-sale financial assets | - | - | - | - | 11,981 | - | - | - | - | - | 11,981 |
| Profit for the period | - | - | - | - | - | - | - | - | 66,839 | - | 66,839 |
| Exchange differences | - | - | - | 20,761 | - | - | - | - | - | - | 20,761 |
| Reserves realized on disposal of available-for-sale financial assets | - | - | - | - | (1,886) | - | - | - | - | - | (1,886) |
| Vesting of shares | - | - | - | - | - | - | 11,005 | (11,005) | - | - | - |
| Exercise of share options | 120 | 12,901 | - | - | - | - | - | - | - | - | 13,021 |
| Share-based compensation | - | - | - | - | - | - | - | 10,874 | - | - | 10,874 |
| At June 30, 2007 | 28,624 | 1,055,480 | 45,979 | (1,995) | 25,173 | 497 | (116,296) | 51,289 | 166,371 | 744 | 1,255,866 |

| | Share capital *US$'000* | Share premium *US$'000* | Convertible rights in respect of convertible preferred shares *US$'000* | Exchange reserve *US$'000* | Investment revaluation reserve *US$'000* | Share redemption reserve *US$'000* | Employee share trusts *US$'000* | Share-based compensation reserve *US$'000* | Retained earnings/ (accumulated losses) *US$'000* | Minority interests *US$'000* | Total *US$'000* |
|---|---|---|---|---|---|---|---|---|---|---|---|
| At April 1, 2006 | 28,504 | 1,043,260 | 10,769 | (3,313) | (3,579) | 396 | (51,043) | 22,791 | (3,882) | 744 | 1,044,647 |
| Fair value change on available-for-sale financial assets | - | - | - | - | (3,938) | - | - | - | - | - | (3,938) |
| Profit for the period | - | - | - | - | - | - | - | - | 5,206 | - | 5,206 |
| Exchange differences | - | - | - | (10,338) | - | - | - | - | - | - | (10,338) |
| Exercise of share options | 8 | 810 | - | - | - | - | - | - | - | - | 818 |
| Share-based compensation | - | - | - | - | - | - | - | 6,727 | - | - | 6,727 |
| Repurchase of shares | (50) | (4,608) | - | - | - | 50 | - | - | - | - | (4,608) |
| Contributions to employee share trusts | - | - | - | - | - | - | (30,263) | - | - | - | (30,263) |
| At June 30, 2006 | 28,462 | 1,039,462 | 10,769 | (13,651) | (7,517) | 446 | (81,306) | 29,518 | 1,324 | 744 | 1,008,251 |

*Notes:*

**1. Basis of preparation**

The Board is responsible for the preparation of the Group's unaudited condensed quarterly financial statements. These unaudited condensed quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that available-for-sale financial assets are stated at fair value. These unaudited condensed quarterly financial statements should be read in conjunction with the 2006/07 annual financial statements.

The principal accounting policies and methods of computation used in the preparation of these unaudited condensed quarterly financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2007.

The following new standards, amendments to standards and interpretations have been issued but are not effective for the year ending March 31, 2008 and have not been early adopted:

- HKFRS 8, "Operating segments", effective for annual periods beginning on or after January 1, 2009
- HK(IFRIC) – Int 12, "Service concession arrangements", effective for annual periods beginning on or after January 1, 2008
- HKAS 23 (Revised), "Borrowing costs", effective for annual periods beginning on or after January 1, 2009

The adoption of the above standards, amendments and interpretations in future periods is not expected to result in substantial changes to the Group's accounting policies except that additional disclosures may be required.

## 2. Segment information

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

### (a) *Primary reporting format – geographical segments*

The segment results for the three months ended June 30, 2007 are as follows:

| | Americas (unaudited) *US$'000* | Europe, Middle East and Africa (unaudited) *US$'000* | Asia Pacific (excluding Greater China) (unaudited) *US$'000* | Greater China (unaudited) *US$'000* | Corporate or unallocated (unaudited) *US$'000* | Total (unaudited) *US$'000* |
|---|---|---|---|---|---|---|
| Sales | **1,148,847** | **754,506** | **496,117** | **1,527,030** | **-** | **3,926,500** |
| Segment operating results | **23,251** | **543** | **(14,993)** | **92,669** | **(23,547)** | **77,923** |
| Finance income | | | | | | **5,925** |
| Finance costs | | | | | | **(8,034)** |
| Gain on disposal of available-for-sale financial assets | | | | | | **2,114** |
| Share of losses of associated companies | | | | | | **(6)** |
| Profit before taxation | | | | | | **77,922** |
| Taxation | | | | | | **(11,083)** |
| Profit for the period | | | | | | **66,839** |

The segment results for the three months ended June 30, 2006 are as follows:

| | Americas (unaudited) *US$'000* | Europe, Middle East and Africa (unaudited) *US$'000* | Asia Pacific (excluding Greater China) (unaudited) *US$'000* | Greater China (unaudited) *US$'000* | Corporate or unallocated (unaudited) *US$'000* | Total (unaudited) *US$'000* |
|---|---|---|---|---|---|---|
| Sales | 1,014,174 | 661,766 | 460,590 | 1,339,164 | – | 3,475,694 |
| Segment operating results | (24,148) | (4,809) | (11,801) | 90,401 | (36,905) | 12,738 |
| Finance income | | | | | | 4,418 |
| Finance costs | | | | | | (9,151) |
| Impairment of assets | | | | | | (3,762) |
| Fair value change on warrants | | | | | | 9,340 |
| Loss on disposal of available-for-sale financial assets | | | | | | (45) |
| Share of profits of associated companies | | | | | | 1,306 |
| Profit before taxation | | | | | | 14,844 |
| Taxation | | | | | | (9,638) |
| Profit for the period | | | | | | 5,206 |

*(b) Secondary reporting format – business segments*

| | Personal computer | | | Mobile | | |
|---|---|---|---|---|---|---|
| | Desktop | Notebook | Total | handset | Others | Total |
| | *US$'000* | *US$'000* | *US$'000* | *US$'000* | *US$'000* | *US$'000* |
| **For the three months ended June 30, 2007 (unaudited)** | | | | | | |
| Sales | 1,686,042 | 2,073,472 | 3,759,514 | 113,404 | 53,582 | 3,926,500 |
| Capital expenditure | | | 62,321 | 2,394 | 1,038 | 65,753 |
| For the three months ended June 30, 2006 (unaudited) | | | | | | |
| Sales | 1,453,846 | 1,793,963 | 3,247,809 | 173,702 | 54,183 | 3,475,694 |
| Capital expenditure | | | 30,689 | 1,641 | 512 | 32,842 |
| **Total segment assets as at June 30, 2007 (unaudited)** | | | 4,390,257 | 74,301 | 25,738 | 4,490,296 |
| Total segment assets as at March 31, 2007 (audited) | | | 3,938,006 | 91,757 | 45,237 | 4,075,000 |

## 3. Other income, net

| | **3 months ended June 30, 2007 (unaudited)** | 3 months ended June 30, 2006 (unaudited) |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Impairment of assets | - | (3,762) |
| Fair value change on warrants | - | 9,340 |
| Gain/(loss) on disposal of investments and available-for-sale financial assets | 2,114 | (45) |
| | 2,114 | 5,533 |

## 4. Finance costs

| | **3 months ended June 30, 2007 (unaudited)** | 3 months ended June 30, 2006 (unaudited) |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Interest on bank loans and overdrafts | 1,837 | 3,218 |
| Dividend and relevant finance costs on convertible preferred shares | 5,473 | 5,455 |
| Others | 724 | 478 |
| | 8,034 | 9,151 |

## 5. Profit before taxation

Profit before taxation is stated charging the following:

| | **3 months ended June 30, 2007 (unaudited)** | 3 months ended June 30, 2006 (unaudited) |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Amortization of intangible assets | 25,943 | 25,653 |
| Depreciation expenses and amortization of prepaid lease payments | 21,983 | 16,261 |
| Employee benefit costs (including amortization of share-based compensation of US$10,874,000 (2006: US$6,727,000) | 324,769 | 231,386 |
| Rental expenses under operating leases | 9,088 | 10,433 |
| Restructuring costs | 44,812 | 19,396 |

## 6. Taxation

The amount of taxation in the consolidated income statement represents:

| | **3 months ended June 30, 2007 (unaudited)** ***US$'000*** | 3 months ended June 30, 2006 (unaudited) *US$'000* |
|---|---|---|
| Current taxation | | |
| Hong Kong profits tax | **47** | 47 |
| Taxation outside Hong Kong | **34,723** | 19,599 |
| Deferred taxation | **(23,687)** | (10,008) |
| | **11,083** | 9,638 |

## 7. Dividend

No dividend has been declared to the ordinary shareholders for the three months ended June 30, 2007 (2006: Nil).

## 8. Earnings per share

### (a) *Basic*

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the period.

| | **3 months ended June 30, 2007 (unaudited)** | 3 months ended June 30, 2006 (unaudited) |
|---|---|---|
| Profit attributable to shareholders of the Company (US$'000) | **66,839** | 5,206 |
| Weighted average number of shares for the purpose of basic earnings per share | **8,571,997,414** | 8,730,398,478 |

### (b) *Diluted*

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has four categories of dilutive potential ordinary shares: convertible preferred shares, share options, long-term incentive awards and warrants.

The convertible preferred shares are assumed to have been converted into ordinary shares and the net profit is adjusted to add back the relevant finance costs.

For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

For the long-term incentive awards, a calculation is done to determine whether the long-term incentive awards are dilutive, and the number of shares that are deemed to be issued.

| | **3 months ended June 30, 2007 (unaudited)** | 3 months ended June 30, 2006 (unaudited) |
|---|---|---|
| Profit attributable to shareholders of the Company (US$'000) | **66,839** | 5,206 |
| Interest expense on convertible preferred shares (US$'000) | **5,473** | – |
| Profit used to determine diluted earnings per share (US$'000) | **72,312** | 5,206 |
| Weighted average number of ordinary shares in issue | **8,571,997,414** | 8,730,398,478 |
| Adjustments for assumed conversion of convertible preferred shares | **1,001,834,862** | – |
| Adjustments for share options, long-term incentive awards and warrants | **236,817,848** | 157,823,483 |
| Weighted average number of ordinary shares in issue for calculation of diluted earnings per share | **9,810,650,124** | 8,888,221,961 |

## 9. Ageing analysis

(a) *Ageing analysis of trade receivables is as follows:*

| | June 30, 2007 (unaudited) *US$'000* | March 31, 2007 (audited) *US$'000* |
|---|---|---|
| 0 – 30 days | 759,144 | 532,247 |
| 31 – 60 days | 57,819 | 69,188 |
| 61 – 90 days | 20,499 | 14,816 |
| Over 90 days | 37,751 | 25,342 |
| | 875,213 | 641,593 |

Customers are generally granted credit terms of 30 days. Credit terms for customers of the systems integration business normally ranging from 30 days to 180 days.

(b) *Ageing analysis of trade payables is as follows:*

| | June 30, 2007 (unaudited) *US$'000* | March 31, 2007 (audited) *US$'000* |
|---|---|---|
| 0 – 30 days | 1,779,750 | 1,484,771 |
| 31 – 60 days | 337,391 | 298,943 |
| 61 – 90 days | 201,558 | 178,380 |
| Over 90 days | 18,431 | 15,112 |
| | 2,337,130 | 1,977,206 |

## 10. Provisions, accruals and other payables

Included in provisions, accruals and other payables are warranty provision, restructuring costs provision and provisions for other liabilities and charges as follows:

| | | June 30, 2007 (unaudited) *US$'000* | March 31, 2007 (audited) *US$'000* |
|---|---|---|---|
| (a) | Warranty | | |
| | At the beginning of the period/year | 448,333 | 326,124 |
| | Provisions made during the period/year | 146,491 | 410,356 |
| | Amounts utilized | (85,824) | (288,147) |
| | | 509,000 | 448,333 |
| | Long-term portion classified as non-current liabilities | (188,721) | (166,525) |
| | At the end of the period/year | 320,279 | 281,808 |
| (b) | Restructuring costs | | |
| | At the beginning of the period/year | 5,645 | 69,584 |
| | Exchange adjustment | 214 | (460) |
| | Provisions made during the period/year | 33,803 | - |
| | Amounts utilized | (1,370) | (44,059) |
| | Unused amounts reversed | - | (19,420) |
| | At the end of the period/year | 38,292 | 5,645 |
| (c) | Battery recall | | |
| | At the beginning of the period/year | 8,693 | - |
| | Provisions made during the period/year | 2,000 | 23,750 |
| | Amounts utilized | (5,953) | (15,057) |
| | At the end of the period/year | 4,740 | 8,693 |

The Group announced a voluntary recall of battery packs that shipped in some of the products. Under the arrangement with the suppliers, majority of the costs associated with the recall will be reimbursed by the suppliers.

## 11. Share capital

| | June 30, 2007 (unaudited) Number of shares | HK$'000 | March 31, 2007 (audited) Number of shares | HK$'000 |
|---|---|---|---|---|
| *Authorized:* | | | | |
| Ordinary shares | 20,000,000,000 | 500,000 | 20,000,000,000 | 500,000 |
| Series A cumulative convertible preferred shares | 3,000,000 | 27,525 | 3,000,000 | 27,525 |
| | | 527,525 | | 527,525 |

| | Number of shares | US$'000 | Number of shares | US$'000 |
|---|---|---|---|---|
| *Issued and fully paid:* | | | | |
| Voting ordinary shares: | | | | |
| At the beginning of the period/year | 8,517,981,022 | 27,301 | 8,517,920,623 | 27,301 |
| Exercise of share options | 37,296,000 | 120 | 31,450,399 | 101 |
| Repurchase of shares | - | - | (31,390,000) | (101) |
| At the end of the period/year | 8,555,277,022 | 27,421 | 8,517,981,022 | 27,301 |
| Non-voting ordinary shares: | | | | |
| At the beginning and the end of the period/year | 375,282,756 | 1,203 | 375,282,756 | 1,203 |
| Total issued and fully paid ordinary shares | 8,930,559,778 | 28,624 | 8,893,263,778 | 28,504 |
| Total issued and fully paid series A cumulative convertible preferred shares | 2,730,000 | 3,211 | 2,730,000 | 3,211 |

## 12. Non-current liabilities

| | June 30, 2007 (unaudited) US$'000 | March 31, 2007 (audited) US$'000 |
|---|---|---|
| Amount payable for marketing rights | 16,801 | 18,123 |
| Interest-bearing bank loans repayable within five years | 100,000 | 100,000 |
| Share-based compensation | 11,014 | 11,019 |
| Convertible preferred shares | 318,896 | 317,495 |
| Warranty provision | 188,721 | 166,525 |
| Retirement benefit obligations | 102,657 | 102,948 |
| Other non-current liabilities | 86,946 | 72,948 |
| | 825,035 | 789,058 |

On May 17, 2005, the Company issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares in the Company for an aggregate cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the stated value of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Company or the convertible preferred shareholders at any time after the maturity date. The warrant holders are entitled to subscribe for 237,417,474 shares in the Company at HK$2.725 per share. The warrant will expire on May 17, 2010.

**Results**

For the three months ended June 30, 2007, the Group achieved a turnover of approximately US$3,926 million. Profit attributable to shareholders was approximately US$67 million during the period, representing an increase of US$62 million against US$5 million recorded for the corresponding period of last year. Basic earnings per share and diluted earnings per share were US0.78 cents and US0.74 cents, representing an increase of US0.72 cents and US0.68 cents respectively as compared to the corresponding period of last year.

During the period, the Group announced a series of measures designed to enhance business performance and accelerate profitable growth. Profit attributable to shareholders of approximately US$67 million was stated after charging the restructuring costs of approximately US$45 million.

**Segment Results**

The Group adopts geographical segments as the primary reporting format. Geographical segments included Americas, EMEA (Europe, Middle East and Africa), Asia Pacific (excluding Greater China), and Greater China.

**Capital Expenditure**

The Group incurred capital expenditures of US$66 million during the three months ended June 30, 2007, mainly for the acquisition of fixed assets, completion of construction-in-progress and investments in the Group's information technology systems.

**Liquidity and Financial Resources**

At June 30, 2007, total assets of the Group amounted to US$6,250 million, which was financed by shareholders' funds of US$1,255 million, minority interests of US$1 million, and non-current and current liabilities of US$4,994 million. The current ratio of the Group was 0.91.

The Group had a solid financial position and continued to maintain a strong and steady cash inflow from its operating activities. At June 30, 2007, cash and cash equivalents totaled US$1,507 million, of which 55.1 percent was denominated in US dollars, 28.7 percent in Renminbi, 2.8 percent in Euros, 2.4 percent in Japanese Yen, and 11 percent in other currencies.

The Group adopts a conservative policy to invest the surplus cash generated in its operations. At June 30, 2007, 55.9% of cash are deposit in banks and 44.1% of cash are investments in liquid money market funds of investment grade.

Although the Group has consistently maintained a very liquid position, banking facilities have nevertheless been put in place for contingency purposes. At June 30, 2007, the Group had a US$400 million 5-Year Revolving and Term Loan Facility with syndicated banks, bearing interest at the London Interbank Offered Rate plus 0.52 percent per annum; and a US$100 million 5-Year Fixed Rate Loan Facility with a policy bank in China. These facilities were utilized to the extent of US$100 million at June 30, 2007.

The Group has also arranged other short-term credit facilities. At June 30, 2007, the Group's total available credit facilities amounted to US$2,611 million, of which US$482 million was in trade lines, US$394 million in short-term and revolving money market facilities and US$1,735 million in foreign exchange forward contracts. At June 30, 2007, the amount drawn down was US$99 million in trade lines, US$814 million being used for the currency forward contracts and US$93 million in short-term bank loans.

At June 30, 2007, the Group's outstanding bank loan represented the term loan of US$100 million and short-term bank loans of US$93 million. When compared with total equity of US$1,256 million, the Group's gearing ratio was 0.15. The net cash position of the Group at June 30, 2007 is US$1,314 million.

The Group adopts a consistent hedging policy for business transactions to reduce the risk of currency fluctuation arising from daily operations. At June 30, 2007, the Group had commitments in respect of outstanding foreign exchange forward contracts amounting to US$814 million.

The Group's foreign exchange forward contracts are either used to hedge a percentage of future intercompany transactions which are highly probable, or used as fair value hedges for identified assets and liabilities. Any gain or loss on these contracts is offset by movements in the value of the underlying transactions or change in fair value of the identified assets or liabilities.

The Group issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and

unlisted warrants to subscribe for 237,417,474 shares for an aggregated cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the stated value of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Company or the convertible preferred shareholders at any time after the maturity date at May 17, 2012. The fair value of the liability component and equity component of the convertible preferred shares as at June 30, 2007 amounted to approximately US$319 million and US$11 million respectively. The warrants will expire on May 17, 2010.

**Contingent Liabilities**

The Group had no material contingent liabilities as at June 30, 2007.

**Human Resources**

At June 30, 2007, the Group had a total of approximately 25,120 employees, 19,315 of whom were employed in the Chinese mainland, 1,874 in the U.S. and 3,931 in other countries.

The Group's remuneration policies, bonus, share option schemes and long-term incentive program, are designed to adjust total remuneration according to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

## BUSINESS REVIEW AND OUTLOOK

Lenovo reported solid financial results for the first fiscal quarter ended June 30, 2007. The Group recorded strong growth in PC unit shipments in all the geographies. The Group's consolidated turnover increased by 13 percent compared to the same period last year to approximately US$3,926 million. The gross margin for the quarter improved to 14.9 percent from 14.3 percent in Q1 2006/07, mostly driven by lower components costs. Profit before taxation (excluding the cost of strategic restructuring actions) increased 258 percent to approximately US$123 million. Profit attributable to shareholders increased more than tenfold to US$67 million, from US$5 million a year ago.

**Personal Computer Business**

During the three months ended June 30, 2007, Lenovo's worldwide PC shipments increased by approximately 22 percent year-on-year, faster than the industry average growth of 13 percent. Based on preliminary industry data, Lenovo ranked third in the worldwide PC market by unit shipments, and its market share increased by 0.7 percentage points to 8.3 percent year-on-year.

Lenovo continued to see strong performance in China. The Group's shipment growth increased 30 percent year-on-year, accounting for approximately 35.2 percent of the overall China PC market based on preliminary industry data for the quarter ended June 30, 2007. Amid keen competition in the market, Lenovo achieved this growth with good profitability as a result of effective execution of its dual business model.

Lenovo's business in the Americas also continued to show strong growth in the quarter after the turnaround shown in the last quarter. Unit shipments increased 15 percent compared to the same period last year. The growth was attributable to improved sales to large enterprises and new growth in the mid-market segment following the transition of sales coverage to Lenovo's own sales force. The roll-out of the transaction business model in the United States and Latin America also helped drive shipment growth. Similarly, the Group enjoyed strong year-on-year shipment growth of 22 percent in EMEA (Europe, Middle East and Africa) during the quarter. EMEA continued to benefit from the expanded roll-out of the transaction business model across the region. In the Asia Pacific region (excluding Greater China), Lenovo recorded year-on-year growth of 12 percent in shipments, driven by solid performance in India and the ASEAN countries where the Group continued to see success from the roll-out of transaction business model.

In terms of product segment, the Group's shipments in notebooks increased 26 percent year-on-year while desktop shipments grew 20 percent. Lenovo gained share in the worldwide desktop market and saw solid improvement in desktop profitability during the quarter, benefiting from the strategic focus to improve desktop competitiveness.

**Mobile Handset Business**

For the quarter ended June 30, 2007, Lenovo's mobile handset business reported only a slight increase in shipments due to keen market competition. Lenovo's mobile handsets held fourth place in the China market with 6.6 percent share. Lenovo's efforts to simplify its handset business model and improve efficiency affected the profitability of mobile handset business in the quarter. The Group has taken measures to further improve its product design and efficiency with an aim to improve the business in the near term.

**Outlook**

The Group believes the strategic initiatives adopted in the past years have already begun to deliver the expected results, but as Lenovo operates in an intensely competitive global marketplace, it must continue to focus on driving global operational excellence with its four key strategic initiatives going forward. Specifically, Lenovo will continue to roll out its transaction business model; to further enhance its global supply chain; to improve the competitiveness of its desktop business; and to increase brand awareness. Through leveraging its existing strengths in the PC market and actively pursuing market opportunities, Lenovo will strive to grow faster and more profitably than the industry by providing the best-engineered PCs and unequaled ownership experience for its customers.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries, of the Company's listed securities during the three months ended June 30, 2007.

## CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the three months ended June 30, 2007, in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save as disclosed in the 2006/07 annual report of the Company.

## REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has been established since 1999 with responsibility of assisting the Board in providing an independent review of the financial statements and internal control system. It acts in accordance with the Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The Audit Committee is chaired by an independent non-executive director, Mr. John W. Barter III, and currently comprises five members including Mr. Barter, the other two independent non-executive directors, Professor Woo Chia-Wei and Mr. Ting Lee Sen, and two non-executive directors, Ms. Ma Xuezheng and Mr. Shan Weijian.

The Audit Committee of the Company has reviewed the unaudited quarterly financials for the three months ended June 30, 2007. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

By order of the Board
**Yang Yuanqing**
*Chairman*

San Francisco, August 1, 2007

*As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing and Mr. William J. Amelio, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Ms. Ma Xuezheng, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.*

"Please also refer to the published version of this announcement in the South China Morning Post."



# Lenovo Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 0992)**

## APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of the Company announces that Mr. Tian Suning has been appointed as an independent non-executive director of the Company with effect from August 2, 2007.

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the appointment of Mr. Tian Suning as an independent non-executive director of the Company with effect from August 2, 2007.

Mr. Tian, aged 44, earned his Ph.D. in natural resource management from Texas Tech University in 1992, and a M.S. degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988. Mr. Tian has extensive experience and knowledge in the management and financing fields of the telecommunications and information industry and is the founder and Chairman of China Broadband Capital Partners, L.P., a Chinese focused private equity fund which invests primarily in companies in Telecom, Internet, Broadband, Media and Technology sector.

Mr. Tian held the positions of director, Vice Chairman and Chief Executive Officer of China Netcom Group Corporation (Hong Kong) Limited ("China Netcom"), a Hong Kong and New York listed company, at different times between 1999 and 2007. China Netcom is a fixed-line telecommunications operator that operates an extensive network and offers international data services in the Asia-Pacific region. From 2002 to 2006, Mr. Tian was the Vice President of China Network Communications Group Corporation, parent company of China Netcom. From 1999 to 2002, Mr. Tian was the Chief Executive Officer of China Netcom Company Limited, which was merged with China Network Communications Group in May 2002.

From 1994 to 1999, Mr. Tian was co-founder and Chief Executive Officer of AsiaInfo Holdings, Inc. ("AsiaInfo"), a NASDAQ listed company providing software and networking solutions in China, and currently he is an independent non-executive director of AsiaInfo as well. Mr. Tian was also a vice chairman and a non-executive director of PCCW Limited (HKEx listed) from April 1, 2005 to July 9, 2007 and is currently an independent non-executive director of MasterCard Incorporated and MasterCard International Incorporated. He is also a member of the Advisory Committee to Harvard Business School Asia Pacific Board and the International Business Council of the World Economic Forum.

Save as disclosed above, Mr. Tian has not held any directorship with any listed company in the last three years. He does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company nor any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Tian does not hold any position with the Company or any of the Company's group of companies other than that of independent non-executive director of the Company.

The Company has not entered into a service contract with Mr. Tian. His length of service will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Tian will be paid aggregate fees and remuneration of US$140,000 per annum made of cash director's fees of US$40,000 and equity rights with a value of US$100,000. In determining the amount of the director's fees and remuneration to be paid to Mr. Tian, the Board has taken into account the level of remuneration paid to independent non-executive directors of comparable companies, the amount of time that Mr. Tian will be required to commit in fulfilling his duties as an independent non-executive director, the amount paid to existing independent non-executive directors of the Company, and the recommendation of the Compensation Committee of the Board.

As at August 1, 2007, the Company holds 4,113,027 shares in AsiaInfo, representing approximately 9% of the issued share capital of AsiaInfo, of which Mr. Tian is an independent non executive director.

Save as disclosed herein, there is no other matter that needs to be brought to the attention of the shareholders of the Company in relation to the above appointment. The Board would like to extend a warm welcome to Mr. Tian in joining the Company.

By order of the Board
**Yang Yuanqing**
*Chairman*

San Francisco, August 2, 2007

*As at the date of this announcement, the executive directors are Mr. Yang Yuanqing and Mr. William J. Amelio; the non-executive directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Ms. Ma Xuezheng, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate director to Mr. James G. Coulter), Mr. Vince Feng (alternate director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate director to Mr. Shan Weijian); and the independent non-executive directors are Professor Woo Chia-Wei, Mr. Ting Lee Sen, Mr. John W. Barter III and Mr. Tian Suning.*



# Lenovo Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*
**(Stock Code: 0992)**

## ANNOUNCEMENT

The board of directors of Lenovo Group Limited (the "Company") would like to inform that the Company is in discussion with an independent third party in relation to a proposed acquisition of Packard Bell, a computer company in Europe and has entered into a memorandum of understanding with such party to explore the possibilities of the proposed acquisition. The Company is currently continuing negotiation with the independent third party and undertaking certain necessary enquiries with third parties and/or government bodies in preparation for the entering into of definitive agreements for such proposed acquisition.

The transaction, if materialized, may constitute a discloseable transaction of the Company under the Listing Rules. Shareholders of the Company and potential investors should note that the proposed acquisition may or may not materialize. Further announcement will be made by the Company as and when appropriate to comply with the Listing Rules.

By order of the Board
**Yang Yuanqing**
*Chairman*

Beijing, August 7, 2007

*As at the date of this announcement, the executive directors are Mr. Yang Yuanqing and Mr. William J. Amelio; the non-executive directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Ms. Ma Xuezheng, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate director to Mr. James G. Coulter), Mr. Vince Feng (alternate director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate director to Mr. Shan Weijian); and the independent non-executive directors are Professor Woo Chia-Wei, Mr. Ting Lee Sen, Mr. John W. Barter III and Mr. Tian Suning.*



# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 11 | 06 | 2007 |
| 至 To | 20 | 06 | 2007 |

**3 本次股份分配的總款額 Totals of this Allotment**

(註 Note 8)

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的總面額<br>Total Nominal Amount Paid and Payable | HK$ | 244,850.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 28,671,882.00 |

**4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 248,249,894.345 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Linclon House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫

Your Receipt
Companies Registry
H.K.

28/06/2007 15:23:02
Submission No.: 233057802/1
CR NO.: 0450816
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $28,672.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 332330082381 | Chq | $28,672.00 |

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 1,052,000 | 0.025 | 2.170 | -- | 2.145 | 2,256,540 |
| Ordinary | 1,636,000 | 0.025 | 2.245 | -- | 2.22 | 3,631,920 |
| Ordinary | 406,000 | 0.025 | 2.435 | -- | 2.41 | 978,460 |
| Ordinary | 2,782,000 | 0.025 | 2.545 | -- | 2.52 | 7,010,640 |
| Ordinary | 1,304,000 | 0.025 | 2.876 | -- | 2.851 | 3,717,704 |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | 每股的面值 Nominal Value of *Each Share* | 每股已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) | | 每股的溢價款額 Premium on *Each Share* | 已繳及應繳的溢價總款額 *Total* Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 540,000 | 0.025 | 4.072 | -- | 4.047 | 2,185,380 |
| Ordinary | 2,074,000 | 0.025 | 4.312 | -- | 4.287 | 8,891,238 |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | 每股的面值 Nominal Value of *Each Share* | 每股被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) | | 每股的溢價款額 Premium on *Each Share* | 被視作已繳及應繳的溢價總款額 *Total* Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 450816

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| BOCI Securities Limited | Suite 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong | Ordinary | 9,794,000 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | Ordinary | 9,794,000 |

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 20/06/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 25 | 06 | 2007 |

至 To

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 03 | 07 | 2007 |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable | HK$ | 83,450.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 10,611,616.00 |

**4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 248,333,344.345 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Linclon House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

請勿填

Your Receipt
Companies Registry
H.K.

13/07/2007 10:20:34
Submission No.: 236057332/1
CR NO.: 0450816
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $10,612.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 362360078848 | Chq | $10,612.00 |

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 748,000 | 0.025 | 2.170 | -- | 2.145 | 1,604,460 |
| Ordinary | 262,000 | 0.025 | 2.245 | -- | 2.22 | 581,640 |
| Ordinary | 54,000 | 0.025 | 2.435 | -- | 2.41 | 130,140 |
| Ordinary | 330,000 | 0.025 | 2.545 | -- | 2.52 | 831,600 |
| Ordinary | 542,000 | 0.025 | 2.876 | -- | 2.851 | 1,545,242 |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 160,000 | 0.025 | 4.038 | -- | 4.013 | 642,080 |
| Ordinary | 200,000 | 0.025 | 4.072 | -- | 4.047 | 809,400 |
| Ordinary | 1,042,000 | 0.025 | 4.312 | -- | 4.287 | 4,467,054 |
| | | | | | | |
| | | | | | | |

(註 Note 9) 

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |

(註 Note 10) 分配上述(B)項股份的代價

**Consideration for which the Shares in (B) have been Allotted**

表格 SC1
Form

450816

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| BOCI Securities Limited | Suite 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong | Ordinary | 3,338,000 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | Ordinary | 3,338,000 |



簽署 Signed :

姓名 Name : MOK Chung Fu, Eric　　日期 Date : 03/07/2007

~~董事 Director~~／秘書 Secretary *　　日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Return of Allotments

公司註冊處
Companies Registry

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| 由 From | | | 至 To | | |
|---|---|---|---|---|---|
| 09 | 07 | 2007 | 17 | 07 | 2007 |
| 日 DD | 月 MM | 年 YYYY | 日 DD | 月 MM | 年 YYYY |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable | HK$ | 16,500.00 |
| 已繳及應繳的溢價總額 [第 5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 1,803,666.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 248,349,844.345 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

請勿填

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Linclon House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

Your Receipt
Companies Registry
H.K.

25/07/2007 14:26:15
Submission No.: 223068189/1
CR NO.: 0450816
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $1,804.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 232230098129 | Chq | $1,804.00 |

Total Paid $1,804.00

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | 每股的面值 Nominal Value of *Each Share* | 每股已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) | | 每股的溢價款額 Premium on *Each Share* | 已繳及應繳的溢價總款額 *Total* Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 64,000 | 0.025 | 2.245 | -- | 2.22 | 142,080 |
| Ordinary | 112,000 | 0.025 | 2.435 | -- | 2.41 | 269,920 |
| Ordinary | 190,000 | 0.025 | 2.545 | -- | 2.52 | 478,800 |
| Ordinary | 242,000 | 0.025 | 2.876 | -- | 2.851 | 689,942 |
| Ordinary | 52,000 | 0.025 | 4.312 | -- | 4.287 | 222,924 |

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | 每股的面值 Nominal Value of *Each Share* | 每股被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) | | 每股的溢價款額 Premium on *Each Share* | 被視作已繳及應繳的溢價總款額 *Total* Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |

(註 Note 10) 分配上述(B)項股份的代價

**Consideration for which the Shares in (B) have been Allotted**

Form

450816

6 獲分配股份者的詳情 **Details of Allottee(s)**

| 姓名／名稱<br>Name | 地址<br>Address | 各類別股份分配的數目<br>No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | | |
| BOCI Securities Limited | Suite 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong | Ordinary | 660,000 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數<br>Total Shares Allotted by Class | Ordinary | 660,000 |

簽署 Signed :



姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 20/07/2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*



指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb, 2004)



股份分配申報表

# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 23 | 07 | 2007 |
| 至 To | 07 | 08 | 2007 |

**3 本次股份分配的總款額 Totals of this Allotment**

(註 Note 8)

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的總面額<br>Total Nominal Amount Paid and Payable | HK$ | 171,950.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 21,077,490.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 248,521,794.345 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Linclon House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference:

請勿填

Your Receipt
Companies Registry
H.K.

13/08/2007 14:58:10
Submission No.: 221081240/1
CR NO.: 0450816
Sh. Form.: SC1

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $21,078.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 212210105736 | Chq | $21,078.00 |

Form SC1

450816

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 1,130,000 | 0.025 | 2.170 | -- | 2.145 | 2,423,850 |
| Ordinary | 592,000 | 0.025 | 2.245 | -- | 2.22 | 1,314,240 |
| Ordinary | 238,000 | 0.025 | 2.435 | -- | 2.41 | 573,580 |
| Ordinary | 1,594,000 | 0.025 | 2.545 | -- | 2.52 | 4,016,880 |
| Ordinary | 956,000 | 0.025 | 2.876 | -- | 2.851 | 2,725,556 |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 468,000 | 0.025 | 4.038 | -- | 4.013 | 1,878,084 |
| Ordinary | 1,900,000 | 0.025 | 4.312 | -- | 4.287 | 8,145,300 |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |

(註 Note 10) 分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

| |
|---|
| |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

450816

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | | |
| BOCI Securities Limited | Suite 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong | Ordinary | 6,878,000 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | Ordinary | 6,878,000 |

簽署 Signed :



姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 07/08/2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



公司註冊處
Companies Registry

# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 13 | 08 | 2007 |
| 至 To | 21 | 08 | 2007 |

**3 本次股份分配的總款額 Totals of this Allotment**

(註 Note 8)

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的總面額<br>Total Nominal Amount Paid and Payable | HK$ | 11,950.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 1,401,560.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 248,533,744.345 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**


姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Linclon House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2516 4816 傳真 Fax: 2516 5384

電郵地址 E-mail Address:


檔號 Reference:

Your Receipt
Companies Registry
H.K.

28/08/2007 15:56:50

| | |
|---|---|
| Submission No.: | 233062910/1 |
| CR NO.: | 0450816 |
| Sh. Form.: | SC1 |

| Revenue Code | Amount(HKD) |
|---|---|
| 08 | $1,402.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 332330089765 | Chq | $1,402.00 |

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | 44,000 | 0.025 | 2.245 | -- | 2.22 | 97,680 |
| Ordinary | 6,000 | 0.025 | 2.435 | -- | 2.41 | 14,460 |
| Ordinary | 112,000 | 0.025 | 2.545 | -- | 2.52 | 282,240 |
| Ordinary | 242,000 | 0.025 | 2.876 | -- | 2.851 | 689,942 |
| Ordinary | 74,000 | 0.025 | 4.312 | -- | 4.287 | 317,238 |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

450816

6 獲分配股份者的詳情 **Details of Allottee(s)**

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| BOCI Securities Limited | Suite 1601-07, 16/F, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong | Ordinary | 478,000 |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | Ordinary | 478,000 |

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric
~~董事 Director~~／秘書 Secretary *

日期 Date : 21/08/2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*



# Notification of Change of Secretary and Director (Appointment／Cessation)

公司註冊處
Companies Registry

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。請用黑色墨水列印
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 450816

**1 公司名稱 Company Name**

聯想集團有限公司
Lenovo Group Limited

**2 更改詳情 Details of Change**

**A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act**

*(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).*

*請在有關空格內加 ✓ 號 Please tick the relevant box(es)*

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

| 中文姓名 Name in Chinese | 英文姓氏 Surname in English | 英文名字 Other Names in English |
|---|---|---|
| | | |

(註 Note 8) 身份證明 Identification

| 香港身份證號碼 HK Identity Card Number | 海外護照號碼 Overseas Passport Number |
|---|---|
| | |

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| | | |

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2590 0228 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference: MW (MW) / LGL0086

**請勿填寫本欄 For Official Use**


收件日期 RECEIVED
0 8 AUG 2007
CR
文件收發小組
Central Mail Unit

Form D2A

450816

## 2 更改詳情 Details of Change (續上頁 cont'd)

### B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

*(如委任超過一名個人秘書／董事，請用續頁B填報)*
*(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)*

*請在有關空格內加✓號 Please tick the relevant box(es)*

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

|  |  |
|---|---|
| 中文姓名 Name in Chinese | 田溯宁 |
| 英文姓名 Name in English | 姓氏 Surname: Tian; 名字 Other Names: Suning |
| 前用姓名 Previous Names | Nil |
| 別名 Alias | Nil |
| (註 Note 13) 住址 Residential Address | Room 903, Building 14, Cuiwei Xili, Haidian District, Beijing; 國家 Country: China |
| (註 Note 14) 電郵地址 E-mail Address | Nil |

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R034795(6)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: Nil; 號碼 Number: Nil

委任日期 Date of Appointment: 日 DD 2 / 月 MM 8 / 年 YYYY 2007

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No



指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

Form D2A

450816

## 2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

*(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)*
*(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)*

*請在有關空格內加 ✓ 號 Please tick the relevant box(es)*

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

委任日期 Date of Appointment

日 DD | 月 MM | 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
**Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment**

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、 ______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes Nil Continuation Sheet(s) A, Nil Continuation Sheet(s) B and Nil Continuation Sheet(s) C.

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~／秘書 Secretary *

日期 Date : 2/8/2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)



公司註冊處
Companies Registry

# 出任董事或候補董事職位同意書
# Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

**重要事項 Important Note**

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 450816

**公司名稱 Company Name**

聯想集團有限公司
Lenovo Group Limited

本人 I, 田溯宁 Tian Suning (請填報姓名 Please state full name) 同意出任上述公司的 consent to act as the above company's

請在有關空格內加✓號 Please tick the relevant box(es)

[✓] 董事， Director

[ ] 候補董事， Alternate Director 代替 Alternate to N/A
(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from 2 (日 DD) 8 (月 MM) 2007 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed: [signature]

日期 Date: 2/8/2007 (日 DD / 月 MM / 年 YYYY)

**提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2590 0228 傳真 Fax: 2516 5384

電郵地址 E-mail Address:

檔號 Reference: MW (MW) / LGL0086

**請勿填寫本欄 For Official Use**


收件日期 RECEIVED
0 8 AUG 2007
文件收發小組
Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

# Annual Return

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

**3 公司類別 Type of Company**

*請在有關空格內加 ✓ 號 Please tick the relevant box*

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

**4 本申報表日期 Date of this Return**

本申報表列載公司截至右列日期為止的資料
The information in this Return is made up to

| 20 | 07 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

*(如屬有股本的私人公司，本申報表應列載截至公司成立為法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期為止。*
*For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)*

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

23/F, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

Nil

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F., Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2590 0228 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference: MW(MW) / LGL0085/31/08/2007

請勿填

Your Receipt
Companies Registry
H.K.

28/08/2007 09:29:05
Submission No.: 231070289/1
CR NO.: 0450816
Sh. Form.: AR1L

| Revenue Code | Amount(HKD) |
|---|---|
| 27 | $140.00 |

| Receipt No. | Method | Amount(HKD) |
|---|---|---|
| 312310099219 | Chq | $140.00 |

7 按揭及押記 **Mortgages and Charges**

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

| Nil |
|---|

(註 Note 11) 8 無股本公司的成員數目 **Number of Member(s) of a Company Not Having a Share Capital**

*(有股本的公司毋須填報此項 Company having a share capital need not complete this section)*

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: N/A

(註 Note 12) 9 股本 **Share Capital**

*(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)*

| | 截至本申報表日期 As at the Date of this Return | | | | |
|---|---|---|---|---|---|
| | 法定股本 Authorized Share Capital | 已發行股本 Issued Share Capital | | | |
| 股份類別 Class of Shares | 總面值 ***Total*** Nominal Value † | 已發行股份數目 Number of Shares Issued (a) | 每股已發行股份的面值 Nominal Value of Each Share Issued † (b) | 已發行股份的總面值 ***Total*** Nominal Value of Shares Issued † (a) x (b) | 已發行股份的已繳股款總值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium) |
| Ordinary | HKD500,000,000.00 | | HKD0.025 | | |
| - Voting ordinary shares | | 8,556,801,022 | | HKD213,920,025.55 | HKD213,920,025.55 |
| - Non-voting ordinary shares | | 375,282,756 | | HKD9,382,068.90 | HKD9,382,068.90 |
| Series A Cumulative Preferred Shares | HKD27,525,000.00 | 2,730,000 | HKD9.175 | HKD25,047,750.00 | HKD25,047,750.00 |
| | | | | | |
| | | | | | |
| 總值 Total | HKD527,525,000.00 | 8,934,813,778 | | HKD248,349,844.45 | HKD248,349,844.45 |

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

450816

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

*(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)*

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary Shares & Series A Cumulative Preferred Shares

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

| 姓名／名稱 Name | 地址 Address | 股份 Shares | | | 備註 Remarks |
|---|---|---|---|---|---|
| | | 現時持有量 Current Holding | 轉讓 Transferred | | |
| | | | 數目 Number | 日期 Date | |
| | Please refer to attached CD-Rom:<br><br>1. List of shareholders for voting Ordinary Shares for the period from August 30, 2006 to July 20, 2007<br><br>2. List of shareholders for non-voting Ordinary Shares for the period from August 30, 2006 to July 20, 2007<br><br>3. List of shareholders for Series A Cumulative Preferred Shares for the period from August 30, 2006 to July 20, 2007 | | | | |
| | 總數 Total | | | | |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

450816

## 11 秘書 Secretary

### A. 個人秘書 Individual Secretary

*(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)*

| | |
|---|---|
| 中文姓名 Name in Chinese | 莫仲夫 |
| 英文姓名 Name in English | MOK (姓氏 Surname) / Chung Fu, Eric (名字 Other Names) |
| 前用姓名 Previous Names | Nil |
| 別名 Alias | Nil |
| (註 Note 14) 香港住址 Hong Kong Residential Address | Flat C, 16/F., Tower 12, Pacific Palisades, Braemar Hill Road, North Point, Hong Kong |
| (註 Note 15) 電郵地址 E-mail Address | Nil |

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: G236060(7)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

### B. 法人團體秘書 Corporate Secretary

*(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)*

| | |
|---|---|
| (註 Note 17) 中文名稱 Name in Chinese | |
| (註 Note 17) 英文名稱 Name in English | |
| (註 Note 18) 香港地址 Hong Kong Address | |
| (註 Note 15) 電郵地址 E-mail Address | |

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

Form AR1

450816

## 12 董事 Director

### A. 個人董事 Individual Director

*(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)*

(註 Note 19) 1 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: Nil

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| AMELIO | William Joseph |

前用姓名 Previous Names: N/A

別名 Alias: Bill

(註 Note 20) 住址 Residential Address: 24 Nassim Road

國家 Country: Singapore

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| United States of America | 156795175 |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

450816

12 董事 Director (續上頁 cont'd)

(註 Note 19)

2 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

| | |
|---|---|
| 中文姓名 Name in Chinese | Nil |

| | 姓氏 Surname | 名字 Other Names |
|---|---|---|
| 英文姓名 Name in English | BARTER | John W. |

| | |
|---|---|
| 前用姓名 Previous Names | Nil |
| 別名 Alias | Nil |

(註 Note 20)

| | | 國家 Country |
|---|---|---|
| 住址 Residential Address | 40 Shoolbred Court, Kiawah Island, South Carolina, SC 29455 | United States of America |

(註 Note 21)

| | |
|---|---|
| 電郵地址 E-mail Address | Nil |

(註 Note 22)

身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

| | 簽發國家 Issuing Country | 號碼 Number |
|---|---|---|
| b 海外護照 Overseas Passport | United States of America | 207737266 |

## 12 董事 Director (續上頁 cont'd)

### B. 法人團體董事 Corporate Director

*(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)*

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

## 12 董事 Director (續上頁 cont'd)

### C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname | 名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country | 號碼 Number

Form AR1

450816

## 13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

| 登記冊 Register | 地址 Address |
|---|---|
| a 成員登記冊 Register of Members | Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong |
| b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)* | N/A |

(註 Note 24)

## 14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

*(私人公司毋須填報此項 A private company need not complete this section)*

| 日 DD | 月 MM | 年 YYYY | 至 To | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|---|---|---|
| 01 | 04 | 2006 | | 31 | 03 | 2007 |

## 15 證明書 Certificate

*(此項證明只適用於私人公司。如不適用，請刪去此項。)*
*(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)*

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立為法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。

This Return includes Nil Continuation Sheet(s) A, Nil Continuation Sheet(s) B, 12 Continuation Sheet(s) C and Nil Continuation Sheet(s) D.

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric

~~董事 Director~~ / 秘書 Secretary *

日期 Date : 27 August 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return

| 20 | 07 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: Nil

英文姓名 Name in English

| COULTER | James G. |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

| 3690 Washington Street, San Francisco, CA94118 | United States of America |
|---|---|
| | 國家 Country |

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| United States of America | 056026110 |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

Form AR1

本申報表日期 Date of Return

| 20 | 07 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: Nil

英文姓名 Name in English

| GRABE | William Otto |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: Nil

別名 Alias: Nil

(註 Note 20) 住址 Residential Address

| 1179 Pequot Avenue, Southport, CT 06890 | United States of America |
|---|---|
| | 國家 Country |

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| United States of America | 141608240 |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

Form ARI

本申報表日期 Date of Return

| 20 | 07 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 柳傳志

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| LIU | Chuanzhi |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: Flat H, 19/F, Juniper Mansion, Taikoo Shing, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K822681(4)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

Form AIXI

| 本申報表日期 Date of Return | | |
|---|---|---|
| 20 | 07 | 2007 |
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 馬雪征

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| MA | Xuezheng |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: Flat H, 8/F., Begonia Mansion, Taikoo Shing, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P103644(4)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

Form AR1

本申報表日期 Date of Return

| 20 | 07 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 單偉建

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| SHAN | Weijian |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 24A, Tower 3, 37 Repulse Bay Road, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P290743(0)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

Form AR1

本申報表日期 Date of Return

| 20 | 07 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19)

身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 丁利生

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| TING | Lee Sen |

前用姓名 Previous Names: Nil

別名 Alias: Nil

(註 Note 20)

住址 Residential Address

| Address | 國家 Country |
|---|---|
| 510 Laurent Road, Hillsborough, California, 94010 | United States of America |

(註 Note 21)

電郵地址 E-mail Address: Nil

(註 Note 22)

身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| United States of America | 054177923 |

Form AR1

本申報表日期 Date of Return

| 20 | 07 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第12A項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 吳家瑋

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| WOO | Chia-Wei |

前用姓名 Previous Names: Nil

別名 Alias: Nil

(註 Note 20) 住址 Residential Address

Tower 6, Flat 8B, Senior Staff Quarter, Hong Kong University of Science and Technology, Clear Water Bay, New Territories, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K744833(3)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

Form AR1

本申報表日期 Date of Return

| 20 | 07 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 楊元慶

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| YANG | Yuanqing |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Flat H, 9/F, Juniper Mansion, Taikoo Shing, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P515485(9)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 20 | 07 | 2007 |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: N/A

中文姓名 Name in Chinese: 朱立南

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| ZHU | Linan |

前用姓名 Previous Names: Nil

別名 Alias: Nil

(註 Note 20) 住址 Residential Address

10/F, Raycom InfoTech Park, Tower A, No. 2 Kexueyuan Nanlu, Zhongguancun, Beijing

國家 Country: The People's Republic of China

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| The People's Republic of China | P5438992 |

Form AR1

| 本申報表日期 Date of Return | | |
|---|---|---|
| 20 | 07 | 2007 |
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [ ] 董事 Director
- [x] 候補董事 Alternate Director

代替 Alternate to: SHAN Weijian

中文姓名 Name in Chinese: Nil

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| CARROLL | Daniel Ashton |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: House 55, 56 Repulse Bay Road, Repulse Bay, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| United States of America | 056193944 |

Form ARI

本申報表日期 Date of Return

| 20 | 07 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: James G. COULTER

中文姓名 Name in Chinese: Nil

英文姓名 Name in English:

| CHANG | Justin T. |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 1071 Vallejo Street, San Francisco, CA94133

國家 Country: United States of America

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport

| United States of America | 055460157 |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

Form AR1

本申報表日期 Date of Return

| 20 | 07 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 450816

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: William Otto GRABE

中文姓名 Name in Chinese: 馮文石

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| FENG | Vince |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Flat H, 14th Floor, Tower A, No. 268 Queen's Road, Central, Hong Kong

國家 Country: N/A

(註 Note 21) 電郵地址 E-mail Address: Nil

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P422951(0)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| N/A | N/A |



附屬公司資料陳述書

# Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

公司註冊處
Companies Registry

表格 Form **AC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

**2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情**
**The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

財政年度的終結日期
**Closing Date of the Financial Year**

| 31 | 03 | 2007 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

本陳述書包括 ______ 頁附表。

**This Statement includes** 12 **page(s) of Schedule.**

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric
~~董事 Director~~ / 秘書 Secretary *

日期 Date : 27 August 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 4)

**提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F., Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2590 0228 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

Acknowledgement
Companies Registry
H.K.

28/08/2007 09:29:05
Submission No/Seq No: 231070289/3
CR No: 0450816
Sh. Form. AC1

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Beijing Lenovo Software Ltd.* 北京聯想軟件有限公司 | The People's Republic of China (the "PRC") | Registered capital | | 100% |
| FM365.com Limited | British Virgin Islands ("BVI") | Ordinary share | | 100% |
| Goldfame Consultants Limited 高飛顧問有限公司* | BVI | Ordinary share | | 100% |
| High Honour International Limited 高譽國際有限公司* | BVI | Common share | | 95.1% |
| Huiyang Lenovo Industry Property Limited* 惠陽聯想工業物業有限公司 | PRC | Registered capital | | 100% |
| International Information Products (Shenzhen) Co. Ltd.* 聯想國際信息產品(深圳)有限公司 | PRC | Registered capital | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Keen Hero Holdings Limited | BVI | Ordinary share | | 100% |
| Legend Creat Holdings Limited | BVI | Ordinary share | | 55% |
| Legend Creat Power Equipment Investment Limited 聯想科瑞電力設備投資有限公司 | Hong Kong Special Administrative Region of the PRC ("Hong Kong") | Ordinary share | | 55% |
| Legend Group Limited | Hong Kong | Ordinary share | | 100% |
| Legend Holdings Limited | Hong Kong | Ordinary share | | 100% |
| Legend Marks Limited 聯想商標有限公司* | BVI | Ordinary share | | 100% |
| Lenovo (Asia Pacific) Limited | Hong Kong | Ordinary share | | 100% |
| Lenovo (Australia & New Zealand) Pty Limited | Australia | Ordinary share | | 100% |
| Lenovo (Beijing) Limited* 聯想(北京)有限公司 | PRC | Registered capital | 100% | |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Lenovo (Belgium) Sprl | Belgium | Ordinary share | | 100% |
| Lenovo (BVI) Limited | BVI | Ordinary share | 100% | |
| Lenovo (Canada) Inc. | Canada | Common stock | | 100% |
| Lenovo (Chengdu) Limited* 聯想(成都)有限公司 | PRC | Registered capital | | 100% |
| Lenovo (Dalian) Technology Service Co., Ltd.* Lenovo(大連)技術服務有限公司 | PRC | Registered capital | | 100% |
| Lenovo (Danmark) ApS | Denmark | Ordinary share | | 100% |
| Lenovo (Deutschland) GmbH | Germany | Ordinary share | | 100% |
| Lenovo (France) SAS | France | Ordinary share | | 100% |
| Lenovo (Hong Kong) Limited 聯想(香港)有限公司 | Hong Kong | Ordinary share | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Lenovo (Hui Yang) Electronic Industrial Co., Ltd.* 惠陽聯想電子工業有限公司 | PRC | Registered capital | | 100% |
| Lenovo (India) Private Limited | India | Ordinary (equity) share | | 100% |
| Lenovo (International) B.V. | Netherlands | Ordinary share | | 100% |
| Lenovo (Israel) Ltd. | Israel | Ordinary share | | 100% |
| Lenovo (Italy) S.r.l. | Italy | Ordinary share | | 100% |
| Lenovo (Japan) Ltd.^ | Japan | Shares of Common stock | | 100% |
| Lenovo (Schweiz) GmbH | Switzerland | Ordinary share | | 100% |
| Lenovo (Shanghai) Co. Ltd* 聯想(上海)有限公司 | PRC | Registered capital | 100% | |
| Lenovo (Shanghai) Electronics Technology Co., Ltd.* 聯想(上海)電子科技有限公司 | PRC | Registered capital | | 100% |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Lenovo (Shenyang) Limited* 聯想(瀋陽)有限公司 | PRC | Registered capital | | 100% |
| Lenovo (Shenzhen) Electronic Co., Ltd* 聯想(深圳)電子有限公司 | PRC | Registered capital | | 100% |
| Lenovo (Singapore) Pte. Ltd. | Singapore | Ordinary share | | 100% |
| Lenovo (South Africa) (Pty) Limited | South Africa | Ordinary share | | 100% |
| Lenovo (Spain), S.L. | Spain | Ordinary share | | 100% |
| Lenovo (Sweden) AB | Sweden | Ordinary share | | 100% |
| Lenovo (Thailand) Limited | Thailand | Ordinary share | | 100% |
| Lenovo (United States) Inc. | United States of America ("USA") | Common stock | | 100% |
| Lenovo (Venezuela) S.A. | Venezuela | Common share | | 100% |
| Lenovo (Wuhan) Limited* 聯想(武漢)有限公司 | PRC | Registered capital | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

**(附表一 Schedule 1)**

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Lenovo (Xian) Limited* 聯想(西安)有限公司 | PRC | Registered capital | | 100% |
| Lenovo ChinaWeal Information System Company Limited 聯想中望信息系統有限公司 | Hong Kong | Ordinary share | | 95.1% |
| Lenovo ChinaWeal System & Service Co., Ltd* 聯想中望系統服務有限公司 | PRC | Registered capital | | 95.1% |
| Lenovo Computer Limited 聯想電腦系統有限公司 | Hong Kong | Ordinary share | | 100% |
| Lenovo Dragon (Beijing) Tech. Co., Ltd* 聯想翔龍(北京)科技有限公司 | PRC | Registered Capital | | 100% |
| Lenovo Express Agency & Services Limited | BVI | Ordinary share | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Lenovo Financial Services Limited<br>聯想財務有限公司 | Hong Kong | Ordinary share | | 100% |
| Lenovo Group (China) Limited<br>聯想集團(中國)有限公司 | Hong Kong | Ordinary share | | 100% |
| Lenovo Holdings (BVI) Limited | BVI | Ordinary share | 100% | |
| Lenovo Huifeng Industrial Development (China) Limited<br>聯豐實業發展(中國)有限公司 | Hong Kong | Ordinary share and non-voting deferred share | | 100% |
| Lenovo Industrial Development Co., (Daya Bay) Ltd.*<br>聯想工業實業發展(大亞灣)有限公司 | PRC | Registered capital | | 100% |
| Lenovo Industrial Property Holdings Limited | BVI | Ordinary share | | 100% |
| Lenovo Information Products (Shenzhen) Co., Ltd*<br>聯想信息產品(深圳)有限公司 | PRC | Registered capital | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Lenovo Insurance Pte. Ltd. | Singapore | Ordinary share | 100% | |
| Lenovo International Limited 聯想國際有限公司 | Hong Kong | Ordinary share | | 100% |
| Lenovo IT Alliance Limited 聯想信息科技同盟有限公司* | BVI | Ordinary share | | 100% |
| Lenovo IT Limited | BVI | Ordinary share | | 100% |
| Lenovo Korea LLC* | Korea | Contribution units | | 100% |
| Lenovo Manufacturing Limited 聯想工業有限公司* | BVI | Ordinary share | | 100% |
| Lenovo Marketing & Services International Limited | BVI | Ordinary share | | 100% |
| Lenovo Mexico, S. de R.L. de C.V. | Mexico | Common Quotas | | 100% |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Lenovo Mobile Communication Technology Ltd*<br>聯想移動通信科技有限公司 | PRC | Registered capital | | 100% |
| Lenovo Online Limited<br>聯想在線有限公司 | Hong Kong | Ordinary share | | 95.1% |
| Lenovo PC HK Limited (previously known as "Quantum Designs (H.K.) Limited") | Hong Kong | Ordinary share and non-voting deferred share | | 100% |
| Lenovo Pioneer Limited<br>聯想先鋒有限公司* | BVI | Ordinary share | | 100% |
| Lenovo Properties Holdings Ltd. | BVI | Ordinary share | | 100% |
| Lenovo Research Limited<br>聯想科研有限公司* | BVI | Ordinary share | | 100% |
| Lenovo Sysware Limited | BVI | Ordinary share | | 100% |
| Lenovo Tecnologia (Brasil) Ltda | Brazil | Common Quotas | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Lenovo Technology (United Kingdom) Limited | United Kingdom | Ordinary share | | 100% |
| Lenovo Technology B.V. | Netherlands | Ordinary share | | 100% |
| LLC "Lenovo (East Europe/ Asia)" ^ | Russia | Ordinary share | | 100% |
| Long Million Limited 朗億有限公司 | Hong Kong | Ordinary share | | 100% |
| Newford International Limited 錦華國際有限公司 | Hong Kong | Ordinary share and non-voting deferred share | | 100% |
| QDI Computer (China/ HK) Limited | Hong Kong | Ordinary share and non-voting deferred share | | 100% |
| QDI Computer (Espana) S.A. | Spain | Registered share | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005年12月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| QDI Computer (USA), Inc. | USA | Common stock | | 100% |
| QDI Computer Inc. | USA | Common stock | | 100% |
| Shanghai Lenovo Electronic Co., Ltd.* 上海聯想電子有限公司 | PRC | Registered capital | | 100% |
| Shenzhen Legend Computer Co., Ltd* 深圳聯想電腦有限公司 | PRC | Registered capital | | 70% |
| Sunny Information Technology Service (Beijing) Co., Ltd.* 陽光雨露信息技術服務(北京)有限公司 | PRC | Registered capital | | 100% |
| Supercycle Limited | BVI | Ordinary share | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

450816

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Think Products (Malaysia) Sdn Bhd | Malaysia | Ordinary share | | 100% |
| Ultimate Lenovo Limited | BVI | Ordinary share | | 100% |
| Remarks:<br>- Company name with "*" is a direct transliteration of its Chinese/ English registered name<br>- Company name with "^" is the English translation of its registered name in local language | | | | |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)



公司註冊處
Companies Registry

# Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 450816

**1 公司名稱 Company Name**

Lenovo Group Limited
聯想集團有限公司

**2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情**
**The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

財政年度的終結日期
**Closing Date of the Financial Year**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 31 | 03 | 2007 |

本陳述書包括 ______ 頁附表。

This Statement includes 2 page(s) of Schedule.

簽署 Signed :

姓名 Name : MOK Chung Fu, Eric
~~董事 Director~~／秘書 Secretary *

日期 Date : 27 August 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Lenovo Group Limited

地址 Address: 23/F., Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

電話 Tel: 2590 0228 傳真 Fax: 2219 9766

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

Acknowledgement
Companies Registry
H.K.

28/08/2007 09:29:05
Submission No/Seq No: 231070289/4
CR No: 0450816
Sh. Form. AC2

Form AC2

公司編號 Company Number

450816

公司持有股份的非附屬公司詳情

**Particulars of shareholdings in companies not being subsidiaries**

| 公司名稱<br>Company Name | 成立爲法團所在的國家<br>Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別<br>Class of Share | 所持股份的百分率<br>Percentage of Shares Held<br>(註 Note) |
| Beijing Legendsoft International Technology Company Limited*<br>北京聯想利泰軟件有限公司 | PRC | Registered capital | 30% |
| Beijing Lenovo Parasaga Information Technology Co., Limited*<br>北京聯想傳奇信息技術有限公司 | PRC | Registered capital | 45% |
| IGRS Engineering Lab Limited*<br>閃聯信息技術工程中心有限公司 | PRC | Registered capital | 23% |
| Leby Technology (HK) Limited<br>樂彼科技(香港)有限公司 | Hong Kong Special Administrative Region of the PRC ("Hong Kong") | Ordinary share | 50% |
| Leby Technology Company Limited<br>樂彼科技有限公司* | British Virgin Islands ("BVI") | Ordinary share | 50% |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Form AC2

公司編號 Company Number

450816

公司持有股份的非附屬公司詳情

**Particulars of shareholdings in companies not being subsidiaries**

| 公司名稱 Company Name | 成立爲法團所在的國家 Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | |
|---|---|---|---|
| | | 股份類別 Class of Share | 所持股份的百分率 Percentage of Shares Held (註 Note) |
| Legendsoft International Technology Limited | BVI | Ordinary share | 30% |
| Lenovo Networks (BVI) Limited | BVI | Ordinary share | 45% |
| Lenovo Networks (Shenzhen) Limited* 聯想網絡(深圳)有限公司 | PRC | Registered capital | 45% |
| Lenovo Networks Limited 聯想網絡有限公司 | Hong Kong | Ordinary share | 45% |
| Wuhan Dawnpro Information Technology Limited* 武漢東浦信息技術有限公司 | PRC | Registered capital | 40% |
| Remarks: Company name with "*" is a direct transliteration of its Chinese/ English registered name | | | |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

END